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Filed by Boston Private Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934, as amended

Subject Company: First State Bancorp

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, (i) statements about the acquisition by Boston Private Financial Holdings, Inc. ("Boston Private") of First State Bancorp ("First State"); (ii) statements regarding the anticipated date of consummation of the merger and (iii) other statements identified by words such as "expected" and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and First State's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of a number of factors including the ability to fulfill the closing conditions of the transaction on the proposed terms and schedule. Additional factors that could cause Boston Private's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC"). Boston Private and First State do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Investors are urged to read the registration statement on Form S-4 containing the prospectus and proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Clerk, telephone (617) 912-1900. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 21, 2003.

The relevant documents concerning the proposed transaction, including the definitive proxy statement, are available from First State. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. The documents can be obtained, without charge, by directing a request to Mary K. Fischer, First State Bancorp, 10820 Zelzah Avenue, Granada Hills, CA 91344, telephone (818) 366-2188.

THE FOLLOWING IS A PRESS RELEASE, THAT WAS ISSUED ON NOVEMBER 20, 2003 BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC.:

Contact:	Walter M. Pressey President and CFO Boston Private Financial Holdings, Inc. (617)-912-1921
Richard C. Taylor President and CEO First State Bancorp (818)-366-2188

First State Bancorp Shareholders Approve Merger with Boston Private Financial Holdings

Thursday November 20, 4:01 pm ET

GRANADA HILLS, Calif., Nov. 20 /PRNewswire-FirstCall/—Boston Private Financial Holdings, Inc. (Nasdaq: BPFH—News) and First State Bancorp (FSB) (OTC Bulletin Board: FCAL.OB—News), the parent company of First State Bank of California, announced today that FSB's shareholders voted to approve the merger of FSB with Boston Private at a special meeting of the FSB shareholders held yesterday. The transaction remains subject to certain other customary conditions, including regulatory approvals and is expected to close in January 2004.

About Boston Private Financial Holdings

Established in 1987, Boston Private Financial Holdings offers a full range of high-touch wealth management services. Boston Private's assets include six operating companies located in New England and California, offering individualized wealth management, financial planning, investment management, and private banking services to its domestic and international clientele. These subsidiaries include: in New England, Boston Private Bank & Trust Company, Westfield Capital Management Company, LLC., RINET Company LLC., Boston Private Value Investors; and in Northern California, Sand Hill Advisors and Borel Private Bank & Trust Company. Recently, Boston Private announced the acquisition of 26.9% of Coldstream Capital Management, based in Bellevue, Washington, giving the firm its first entree into the Pacific Northwest. Boston Private manages approximately $9.4 billion in client assets, and has balance sheet assets of approximately $2.1 billion. It is a member of the Standard & Poor's 600 Index and is included on the Nasdaq Financial-100 Index®.

About First State Bancorp

First State Bancorp is the holding company of First State Bank of California, a $188 million asset commercial bank situated in Los Angeles County. Founded in 1983, First State Bank of California is headquartered in Granada Hills with an office in Burbank and a loan production office in Rancho Cucamonga, California.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the transaction to First State Bancorp or Boston Private, including future financial and operating results, enhanced revenues that may be realized from the transaction, the accretive effect of the transaction on Boston Private's financial results, and Boston Private's performance goals for First State Bancorp; (ii) statements with respect to Boston Private's strategy, initiatives, plans, objectives, expectations, and intentions; (iii) statements regarding the expected timing of the transaction; (iv) statements regarding future operations, market position or prospects of either Boston Private or First State Bancorp; (v) statements regarding potential product development; and (vi) other statements identified by words such as "will," "continues," "increases," "expand," "grow," "opportunity," "believes," "expects," "anticipates," "estimates," "intends," "plans," "target," and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the transaction may not be consummated on a timely basis or at all; (2) the expected benefits to Boston Private's wealth management initiatives may not be realized or may be realized more slowly than expected; (3) the risk that the business of First State Bancorp will not be integrated successfully with Boston Private's or such integration may be more difficult, time-consuming or costly than expected; (4) expected revenue and business synergies from the transaction may not be fully realized or realized within the expected time frame; (5) the ability to obtain governmental approvals of the acquisition on the proposed terms and schedule; (6) competitive pressures among investment management companies may increase significantly and have an effect on pricing, spending, product offerings, third-party relationships, revenues and the Boston Private's and First State Bancorp's abilities to attract and retain clients; (7) the strength of the United States economy in general and specifically the strength of the New England, California, New York and other economies in which Boston Private and First State Bancorp will be operating may be different than expected resulting in, among other things, a deterioration in borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio, levels of charge-offs and non- performing loans and allowance for loan losses, and reduced demand for wealth management services; and (8) adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on the Boston Private's and First State Bancorp's asset management activities and fees from such activities. Additional factors that could cause Boston Private's results to differ materially from those described in the forward- looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with or furnished to the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Boston Private, First State Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Neither Boston Private nor First State Bancorp undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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